Ladenburg Thalmann & Co. Inc.
999 Vanderbilt Beach Road, Suite 200
Naples, Florida 34108

March 6, 2019

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:	CHF SOLUTIONS, INC. Registration Statement on Form S-1 (Registration No. 333-229102) Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by CHF Solutions, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on March 7, 2019, pursuant to Rule 461 under the Securities Act.  Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director